Finnest, Inc.
Statement of Cash Flows
(Unaudited)

	For the Period February 22, 2017 (Inception) to December 31, 2017
Cash flows from operating activities:	
Net income	$ (3,952)
Changes in operating assets and liabilities:	
Deposits	(2,850)
Accounts payable	1,634
Net cash used in operating activities	(5,168)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from sale of common stock	7,366
Net cash provided by financing activities	7,366
Net cash increase for period	2,198
Cash at beginning of period	-
Cash at end of period	$ 2,198

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -